March 24, 2025

Yandai Wang
Chief Executive Officer
SOS Limited
Building 6, East Seaview Park
298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City
Shandong Province 266400
People   s Republic of China

       Re: SOS Limited
           Registration Statement on Form F-3
           File No. 333-285820
           Filed March 14, 2025
Dear Yandai Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya Aldave at 202-551-3601 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Joan Wu, Esq.